

May 2, 2022

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE, Suite 215
Leesburg, VA 20175

      Re: Quantum Computing Inc.
          Registration Statement on Form S-3
          Filed April 27, 2022
          File No. 333-264518

Dear Mr. Liscouski:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Lawrence Metelitsa